UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center

No. 3018 Shayan Road, Yantian District

Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 25, 2025, Mingzhu Logistics Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”): (i) up to 8,000,000 ordinary share, par value $0.128 per share (the “Ordinary Shares”) of the Company (the “Shares”) included in 8,000,000 units (the “Units”), at a purchase price of $1.00 per Unit, with each Unit consisting of one Ordinary Share, or one pre-funded ordinary share purchase warrant to purchase one Ordinary Share in lieu thereof (each, a “Pre-Funded Warrant,” and the Ordinary Shares underlying the Pre-Funded Warrants, the “Pre-Funded Warrant Shares”), and one warrant, each exercisable to purchase one Ordinary Share (each, a “Common Warrant”), and (ii) up to 64,000,000 Ordinary Shares (“Common Warrant Shares”) issuable upon exercise of the Common Warrants to purchase Ordinary Shares at a zero exercise price.

The Offering closed on November 26, 2025. The Company received approximately $8 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

Each Pre-Funded Warrant represents the right to purchase one Ordinary Share at an exercise price of $0.128 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described therein). As of the date of this report, the Purchasers have exercised the Pre-Funded Warrants to purchase an aggregate of 6,500,000 Ordinary Shares, and the Company has issued to the Purchasers 6,500,000 Pre-Funded Warrant Shares in accordance with the terms of the Pre-Funded Warrants.

Each of the Common Warrants has an initial exercise price of $1.00 per Ordinary Share and is exercisable beginning on the date of the issuance date and ending on the one year of the issuance date. The Common Warrants include provisions for alternative cashless exercise, pursuant to which holders of Common Warrants may effect a “zero exercise price option,” under which up to 64,000,000 Common Warrant Shares may be issuable in aggregate under all Common Warrants. Subject to limited exceptions, a holder of Common Warrants will not have the right to exercise any portion of its Common Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. As of December 4, 2025, the Purchasers have exercised the Common Warrants to purchase an aggregate of 45,152,000 Ordinary Shares, and the Company has issued to the Purchasers 45,152,000 Common Warrant Shares in accordance with the terms of the Common Warrants.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

In addition, the Company agreed that for a period of thirty (30) days from the closing date of the Offering, it will not: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or equivalent securities; or (ii) file any registration statement or amendment or supplement thereto (other than the Prospectus Supplement, or on Form S-8 or in connection with any employee benefit plan). In addition, the Company agreed that it will not conduct any sales of Ordinary Shares or equivalent securities involving a variable rate transaction (as defined in the Purchase Agreement) for a period of sixty (60) days from the closing date of the Offering, subject to certain exceptions as described in the Purchase Agreement.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 5% or more of the Company’s Ordinary Shares entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any Ordinary Shares which are or will be beneficially owned by them for ninety (90) days following the closing of the Offering.

The Shares, the Pre-Funded Warrants, the Pre-Funded Warrant Shares, the Common Warrants and the Common Warrant Shares (together with the Shares, the Pre-Funded Warrants, the Pre-Funded Warrant Shares, and the Common Warrants, the “Securities”) were offered by the Company pursuant to a registration statement on Form F-3, as amended (File No. 333-267839) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) and became effective on June 6, 2023, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated November 25, 2025 (the “Prospectus Supplement”).

On November 25, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (“Univest” or the “Placement Agent”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Securities. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the Offering in an amount not to exceed $50,000.

The Placement Agency Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Placement Agent, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions.

The foregoing summaries of the Placement Agency Agreement, the Purchase Agreement, the Lock-Up Agreements, the Pre-Funded Warrants and the Common Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2, 10.3, 4.1 and 4.2, respectively, hereto and incorporated by reference herein. A copy of the press release related to the Offering entitled “MINGZHU LOGISTICS HOLDINGS LIMITED Announces $8 Million Registered Direct Offering” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

Copy of the opinion of Ogier relating to the legality of the issuance and sale of the Securities is filed as Exhibits 5.1 hereto.

This report is incorporated by reference into each of (i) the registration statements on Form F-3, as amended (File No. 333-267839 and File No. 333-287552), filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closings of the Offering. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Commission on May 15, 2025, and the Company’s other filings with the Commission, including interim reports. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
4.1	Form of the Pre-Funded Warrants
4.2	Form of the Common Warrants
5.1	Opinion of Ogier
10.1	Placement Agency Agreement, dated November 25, 2025, by and between the Company and Univest Securities, LLC
10.2	Form of Securities Purchase Agreement, dated November 25, 2025, by and among the Company and the purchasers thereto
10.3	Form of Lock-Up Agreements
23.1	Consent of Ogier (included in Exhibit 5.1)
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

By:	/s/ Jinlong Yang
Name:	Jinlong Yang
Title:	Chief Executive Officer

Date: December 5, 2025

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